Press Release

Carlisle Holdings Limited

CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE

FIRST QUARTER ENDED JUNE 30, 2003

Belize City, Belize, July 31, 2003 — Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) reported revenue of $291.9m (2002 — $298.1m) and net income of $10.0m (2002 — $8.7m) for the quarter ended June 30, 2003, the first quarter of fiscal 2004.

Earnings per share for the quarter ended June 30, 2003 was $0.17 (2002 — $0.15).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

“OneSource began the year with a solid quarter and continues to meet expectations. The business environment remains very competitive but we are encouraged that our new business efforts remain on track and we continue to be successful in adding new customers. Customer renewals attest to our ability to provide high quality services at the right price.

“Bright spots in the UK Facilities Services business include a very strong performance by our Retail Support Services group. In addition, our single brand is already proving to be an advantage in extending additional services to existing customers.

“Staffing Services performed up to expectations in a traditionally slow quarter. Our presence in the public sector staffing markets is assisting our performance in the current economic climate and winning important new public sector accounts in very competitive bid situations was a positive development during the quarter.

“With most of the structural improvements now in place in all divisions, management will continue to concentrate on efficiency and improving profitability.”

First Quarter Operational Review

Facilities Services

The Facilities Services division reported revenue of $224.3m for the quarter ended June 30, 2003 (2002 — $228.7m). Operating income for the quarter ended June 30, 2003 amounted to $1.8m (2002 — $0.7m loss).

Facilities Services United States

OneSource met expectations for the first quarter of the fiscal year. Management at all levels of the organization maintained focus on customer retention, labor cost control, receivables management and overhead expenses.

New business efforts remained on pace across key geographic areas and strategic market segments. Over eighty new contracts were signed during the first quarter, including the Massachusetts Bay Transportation Authority and Wild Adventures Theme Park in Georgia.

OneSource continues to renew contracts with key customers in competitive re-bid situations. Competitive pressures remain high in the commercial real estate market. Overall, there has been no significant change in our customer occupancy rates.

Business process re-engineering efforts designed to improve back office operations and ensure efficient standards of production continue to move forward. Key areas of focus include contract and labor management. Certain non-core businesses previously identified for closedown continue to wind-down as planned.

Facilities Services United Kingdom

Revenue in Facilities Services in the UK and Ireland was down from first quarter last year, but operating income increased as a result of improved contract management and the reduced overhead base. In addition, we enjoyed good growth in the quarter in our Retail Support Services activities for DIY and food retailers. The simplified brand and organization structure has already helped us open discussions with existing customers about the delivery of other services. Successes include a recent agreement to provide a developing range of facilities services to Dairycrest, including security, cleaning, vehicle recording and other services across an increasing number of UK locations. In addition, continued successful development in the transport sector was reflected in the addition of South West Trains to the growing list of train operating company contracts.

We expect steady quarter-on-quarter progress in Facilities Services as the year progresses.

Staffing Services

Carlisle Staffing Services reported revenue of $52.7m (2002 — $55.4m) for the quarter ended June 30, 2003. Operating income for the quarter ended June 30, 2003 was $1.3m (2002 — $2.8m).

The decline in performance from last year reflects the ongoing reduced market demand for both permanent and temporary staff. The first quarter is traditionally the weakest quarter of the year and there was a small seasonal revenue decline from the prior quarter. While private sector markets remain very difficult, the public sector continues to offer opportunities to offset the general market contraction. Staffing Services achieved two significant public sector contract wins in the quarter, the first to provide staff in a range of specialties for Luton Borough Council for the next four years. In addition, our Celsian brand was awarded sole supplier status to provide a full teacher supply service for Leicestershire County schools. The outlook is for market conditions to remain challenging in the short term and we will continue to focus on our strengths, especially in the public sector.

Financial Services

Financial Services reported another good performance for the quarter ended June 30, 2003. Operating income increased 6% to $7.1m (2002 — $6.7m). The results reflect a 4% increase in net interest income, driven by an increase in the average loan portfolio, offset by a decline in interest margins.

Belize Telecommunications

Revenue for the quarter ended June 30, 2003 amounted to $14.9m (2002—$14.0m) and reflects a 25% increase in cellular revenues as customers continue to sign up for the new GSM cellular service. International GSM roaming was launched on June 18, 2003 and is expected to provide a valuable source of incremental income going forward. However, operating costs remain higher than last year and include the additional depreciation of the new GSM network and increased legal and other fees related to the new regulatory framework. Operating income in the quarter ended June 30, 2003 declined to $5.1m (2002—$6.6m). BTL recently signed a contract for the replacement of its core billing and customer service systems, with phased completion through April 2004, to increase operational efficiency and improve service capabilities.

Associates

The income from associates in the quarter ended June 30, 2003, arises from the investment in NUMAR and amounted to $1.1m (2002 — $1.7m). The business continues to benefit from stabilization in the world market for edible oils.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport, Public Sector and Distribution). Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services and the developing Human Resources Services market. This business has over 70 locations with a weekly temporary/contractor base of circa 7,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services and Telecommunication Services businesses.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group	Makinson Cowell
561-368-3899	212-994-9044

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

Carlisle Holdings Limited

Financial Information

Summarized Consolidated Statements of Income (unaudited)

US dollars in millions except per share data

	3 months ended June 30, 2003	3 months ended June 30, 2002
Net sales
Facilities Services	224.3	228.7
Staffing Services	52.7	55.4
Telecommunication Services	14.9	14.0

Total net sales	291.9	298.1

Operating income
Facilities Services	1.8	(0.7)
Staffing Services	1.3	2.8
Financial Services	7.1	6.7
Telecommunication Services	5.1	6.6
Corporate overheads	(1.1)	(1.8)

Total operating income	14.2	13.6

Associates	1.1	1.7
Net interest expense	(1.2)	(1.7)

Income before income taxes	14.1	13.6
Income taxes	(2.6)	(2.5)

Income after income taxes	11.5	11.1
Minority interests	(1.5)	(2.4)

Net income	10.0	8.7

Earnings per ordinary share:
Diluted and basic	$0.17	$0.15
Number of shares — diluted	59.5m	59.1m
Number of shares — basic	59.4m	59.1m

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